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Exhibit 99.1

News Release

NORANDA RECYCLING'S RHODE ISLAND FACILITY ACHIEVES CERTIFICATION
TO INTERNATIONAL ISO 14001 ENVIRONMENTAL STANDARD
Seeking ISO 14001 Certification at Remaining Facilities

EAST PROVIDENCE, RHODE ISLAND, January 15, 2004 — Noranda Recycling Inc. is pleased to announce that the environmental management system at its Noranda Sampling facility in East Providence, Rhode Island has been registered as compliant with the International Standard ISO 14001 by one of the world's leading independent certification bodies.

"We are extremely pleased to have achieved compliance with ISO 14001 as we are aiming to have all five of our recycling facilities certified early in 2004", stated Steve Skurnac, President, Noranda Recycling Inc. "This is truly a testament to the hard work of all employees to ensure that we have the right environmental policies and procedures in place and that we are able to meet the ever-growing demand for the highest level of quality."

To receive certification of ISO environmental standards requires independent confirmation that a company has met the six key elements of an internationally accepted environmental management system (EMS). Those elements are:

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  An environmental policy, in which the organization states its intentions and commitment to environmental performance;

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  Planning, in which the organization analyses the environmental impact of its operations;

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  Implementation and operation: the development and putting into practice of processes that will bring about environmental goals and objectives;

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  Checking and corrective action: monitoring and measurement of environmental indicators to ensure that goals and objectives are being met;

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  Management review: review of the EMS by the organization's top management to ensure its continuing suitability, adequacy and effectiveness; and

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  Continual improvement.

The International Organization for Standardization (ISO) is a worldwide federation of national standards bodies from more than 140 countries. The ISO 14001 standard is a management tool that enables an organization of any size or type to control the impact of its activities, products or services on the environment. Compliance with ISO standards is certified by independent third-party auditors around the world. Bureau Veritas Quality International (BVQI) is the independent accreditation body that certified Noranda Recycling's compliance with the ISO 14001 standard for environmental management.

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Noranda's Rhode Island facility, located in East Providence, is a precious metals sampling operation that processes 5000 - 7000 tonnes per year of regular grade and high grade electronic scrap. Material from the Rhode Island facility is shipped to Noranda's Horne smelter in Rouyn-Noranda, Quebec, for recovery of the copper and precious metal values. The facility employs approximately 30 employees.

Noranda Recycling Inc. is one of the largest recyclers of electronic components and operates three end-of-life electronics recycling facilities located in Roseville California, Lavergne, Tennessee and Brampton, Ontario. It also operates two precious metals sampling facilities located in San Jose, California and in East Providence, Rhode Island.

Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

CONTACTS: www.noranda.com

Dale Coffin Director, External Communications 416-982-7161 dale.coffin@toronto.norfalc.com	Steve Skurnac President — Noranda Recycling Inc. San Jose, California 408-998-4930

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NORANDA RECYCLING'S RHODE ISLAND FACILITY ACHIEVES CERTIFICATION TO INTERNATIONAL ISO 14001 ENVIRONMENTAL STANDARD Seeking ISO 14001 Certification at Remaining Facilities